UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15577

QWEST COMMUNICATIONS INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

1801 California Street,

Denver, Colorado 80202

(303) 992-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

7½% Senior Notes due 2014 – Series B

7½% Senior Notes due 2014

Guarantees of Qwest Capital Funding, Inc. 6½% Debentures due 2018

Guarantees of Qwest Capital Funding, Inc. 7.625% Notes due 2021

Guarantees of Qwest Capital Funding, Inc. 6.875% Debentures due July 15, 2028

Guarantees of Qwest Capital Funding, Inc. 7.75% Notes due 2031

Unissued securities registered under Automatic Shelf Registration Statement on Form S-3 (File No. 333-156101)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Qwest Communications International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QWEST COMMUNICATIONS INTERNATIONAL INC.

Date:	April 14, 2011	By:	/s/ Stacey W. Goff
		Name:	Stacey W. Goff
		Title:	Executive Vice President, General Counsel and Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.